EXHIBIT (a)(1)(F)

VMWARE ANNOUNCES FINAL EXCHANGE RATIO FOR EXCHANGE OFFER

PALO ALTO, Calif., August 13, 2007 —VMware, Inc. announced today that the final exchange ratio in connection with the previously announced exchange offer by VMware and EMC Corporation is 0.611581 (number has been rounded). The exchange ratio is a fraction, the numerator of which is the average of the volume weighted average price per share of EMC stock on the New York Stock Exchange for the final two full trading days prior to August 13, 2007, the expiration date of the exchange offer, and the denominator of which is the initial public offering price of VMware Class A common stock.

The offer was made to certain employees of VMware and its subsidiaries in the United States to exchange all of their outstanding stock options to purchase EMC common stock for options to purchase VMware Class A common stock, and to exchange all of their restricted EMC stock for restricted VMware Class A common stock, on an award-by-award basis.

The average of the volume weighted average price per share of EMC stock on the New York Stock Exchange on August 9, 2007 and August 10, 2007 and the initial public offering price of VMware Class A common stock, which were used to calculate the final exchange ratio, were 17.735850 and $29.00, respectively.

About VMware, Inc.

VMware is the leading provider of virtualization solutions. VMware’s customer base includes 100% of the Fortune 100 and more than 84% of the Fortune 1,000. VMware’s broad and proven suite of virtualization solutions addresses a range of complex IT problems that include infrastructure optimization, business continuity, software lifecycle management and desktop management. VMware was founded in 1998 and is based in Palo Alto, California. For more information, visit www.vmware.com.

Contacts

Greg Eden

VMware, Inc.

1-650-427-1095